NO ACT

IE
1-26-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010774

March 16, 2010


Received SEC
MAR 16 2010
Washington, DC 20549

Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-16-10

Re: Entergy Corporation
Incoming letter received on January 26, 2010

Dear Mr. Morse:

This is in response to your letter received on January 26, 2010 concerning the shareholder proposal that you submitted to Entergy. On January 12, 2010, we issued our response expressing our informal view that Entergy could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position. In this regard, we note that under Rule 14a-8(h), if you are unable to appear personally at a shareholders' meeting to present a proposal, you must arrange to have a representative who is qualified under applicable state law attend the meeting and present the proposal on your behalf.

Sincerely,

Thomas J. Kim
Chief Counsel &
Associate Director

cc: Edna M. Chism
Assistant General Counsel
Legal Services
Entergy Services, Inc.
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161

RECEIVED
2010 JAN 26 PM 1:09

Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

January 18, 2009

Heather L Maples
Office of The Chief Counsel
Securities & Exchange Commission
Division of Corporate Finance

100 F Street NE
Washington, DC 20549

Re: My Proposal to Entergy Services, Inc..

Dear Ms. Maples:

I must request that you reconsider your decision of non attendance to bar my Proposal with the Rule of: "Good Cause".

I have informed the S.E.C. on several occasions that I have been unable to attend meetings; as of now, 3 ½ years or more. My Wife, Mary, is disabled, and declared legally blind. She also has Diabetes and Rheumatism, requiring my often 15 minutes to hourly or more attention to her needs.

You are asked to send me a printout of what the S.E.C. considers "Good Cause" to prove that my ~~aer~~ NEEDS for staying close to home are not so

Thank you for your review and consideration.

Sincerely,

Robert D Morse